[Reference Translation]

May 28, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Additional Information Regarding Company Split

(Simplified Absorption-type Company Split) of

Toyota Marketing Japan Corporation, an Indirect Wholly-owned Subsidiary of

Toyota Motor Corporation

We hereby inform you that below information that were undetermined in “Notice Concerning Absorption-type Merger (Simplified/Short-form Merger) with Toyota Motor Sales & Marketing Corporation, a Wholly-owned Subsidiary of Toyota Motor Corporation, and Company Split (Simplified Absorption-type Company Split) of Toyota Marketing Japan Corporation, an Indirect Wholly-owned Subsidiary of Toyota Motor Corporation” dated March 4, 2015 have been determined. Other information have not been changed from the March 4, 2015 release.

1. Results of Operations of Business to be Assumed by Toyota Motor Corporation (“TMC”) from Toyota Marketing Japan Corporation

Sales (Fiscal year ended March 31, 2015)	1,878 million yen

2. Items and Values of Assets and Liabilities to be Assumed by TMC from Toyota Marketing Japan Corporation

(As of March 31, 2015)
Assets	Liabilities
382 thousand yen	0 yen